Cavas S. Pavri 202.724.6847 cpavri@schiffhardin.com	100 N. 18th Street Suite 300 Philadelphia, PA 19103 t 202.778.6400 f 202.778.6460 www.schiffhardin.com

March 9, 2021

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Morris, Esq.

Re:	eSports Technologies, Inc.

Amended Draft Registration Statement on Form S-1

Filed February 8, 2021

CIK No. 0001829966

Dear Mr. Morris:

This letter is being submitted on behalf of eSports Technologies, Inc. (the “Company”) in response to the comment letter, dated March 2, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended Draft Registration Statement on Form S-1 filed February 8, 2021 (the “Amended Draft Registration Statement”). The Company’s Form S-1 Registration Statement (the “Registration Statement”) was submitted to the Commission on March 9, 2021.

For your convenience, we have repeated the comment prior to the response in italics.

Securities and Exchange Commission

Amended Draft Registration Statement on Form S-1

We currently generate all of our revenue internationally, page 9

1.       We note your response to prior comment 2. Your revised discussion does not appear to fully identify or describe the risks associated with macroeconomic conditions or civil unrest in the identified countries. Similarly, the risks related to currency fluctuations are also are not described. If these risks are material, please revise to more fully discuss the risks under separate risk factor headings.

Response: The referenced risk factor in the Registration Statement has been amended as follows:

“We currently generate all of our revenue internationally in a very small number of countries. As such, we are particularly at risk of macroeconomic conditions and social and political instability in these countries, as well as changing government policies and legislation in these countries, each of which could negatively affect our results.

All of our operations are conducted in foreign jurisdictions, particularly in the Philippines and, to a lesser extent, Latin America. As such, our operations may be adversely affected by changes in foreign government policies and legislation or social and political instability in the limited jurisdictions in which we operate and other factors which are not within our control, including, but not limited to:

•       recessions in the foreign countries that we operate in, which may reduce customer demand. As we currently generate a substantial portion of our revenue from a small number of countries, macroeconomic conditions or civil unrest in those countries may adversely affect our business.

•       changes in gaming policies and regulatory requirements, particularly in the small number of countries in which we currently operate. We currently operate in countries that do not require licensing or regulatory requirements other than our Curacao license. To the extent any of the countries in which we operate change their licensing or regulatory requirements, we will not be able to operate in these jurisdictions until we are able to satisfy such new regulatory requirements.

We may in the future enter into agreements and conduct activities outside of the jurisdictions where we presently conduct business, which expansion may present challenges and risks that we have not faced in the past, and which we may not be able to anticipate, any of which could adversely affect our results of operations and/or financial condition.”

The Company has added the following risk factor related to currency fluctuations in the Registration Statement:

“We are subject to foreign currency fluctuations, particularly with respect to the Philippine Peso.

All of our operations are conducted internationally, particularly in the Philippines. Upon receipt of customer deposits in the Philippines, we generally convert such deposits into Euros at the current exchange rate. Conversely, when we are required to pay out customers we convert Euros into the local currency to make such payments. As such, the amounts we receive from our customers in deposits and the amounts we are required to pay out to our customers in winnings could have an adverse effect on our financial results due to changes in the value of the local currency relative to the Euro. Accordingly, currency fluctuations could have a material adverse effect on our business, financial condition and results of operations by increasing our expenses and reducing our income.”

Securities and Exchange Commission

Participation in the sports betting industry, page 9

2.       Please revise to clarify the length of your agreement with Galaxy Group Ltd. and disclose the royalty percentage that is payable on bet volume. In addition, please describe the various categories of sporting events for which UltraPlay will provide betting odds (e.g., major league sporting events, esports events, etc.). Please clarify whether your ability to accepts bets for certain events depends entirely upon whether UltraPlay has established odds. Please also disclose whether you have any input as to whether a specific event, such as an esports event, is given odds by UltraPlay; if not, please revise to explain why you expect that customers will choose your service, among other available options, as the third-party intermediary to bet the UltraPlay odds. Finally, please file your agreement with Galaxy Group or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The disclosure in the Registration Statement has been amended as follows:

“Participation in the sports betting industry exposes us to trading, liability management, and pricing risk, any of which may expose us to and cause us to experience lower than expected profitability and potentially significant losses.

Our fixed-odds betting products involve betting where winnings are paid on the basis of the stakes placed and the odds quoted. We currently generate the initial odds on our platform from a third party service provider. Since the introduction of our updated version of gogawi.com in February 2021, we have utilized the platform provided by Galaxy Group Ltd., or UltraPlay, which platform includes providing odds for all of categories of sporting and esports events that we offer on our site. As such, we do not accept bets for any events for which UltraPlay has not established initial odds, and we do not have any input as to the events UltraPlay carries. Although the initial odds on our site are based on odds provided by UltraPlay, we are able to modify the odds based on our own modeling. These modifications can involve lowering the over-round, which is the house’s profit margin on a wager, or adjusting the overall odds on an event. We do not intend to make modifications on non-esports events, but we have begun adjusting odds on a limited number of esports events based on our internal modeling. As we develop additional modeling, we intend to increase the number of esports events for which we modify the initial odds provided by UltraPlay. We believe our ability to provide alternate odds on esports events will differentiate us from competitors that use the same or similar platforms.

By providing alternate odds we may increase our pricing risk if our internal modeling is incorrect. Odds are determined with the objective of providing a positive return to the bookmaker over a large number of events. However, there can be significant variation in gross win percentage event-by-event and day-by-day. There can be no assurance that we will be effective in reducing our exposure to such risk in the future. As a result, in the short term, there is less certainty of generating a positive gross win, and we may experience significant losses with respect to individual events or betting outcomes, in particular if large individual bets are placed on an event or betting outcome or series of events or betting outcomes. Odds compilers and risk managers are capable of human error and, thus, even when allowing for the fact that a number of betting products are subject to capped pay-outs, significant volatility can occur. Any significant losses on a gross-win basis could have a material adverse effect on our business, financial condition and results of operations.

Our agreement with UltraPlay includes certain one-time payments related to the update of our website, as well as ongoing royalty payments, ranging from the high single-digit percentages to low double-digit percentages, based on gross gaming revenue, which is based on losing bet volume less winning bet volume. The initial term of our agreement with UltraPlay ends in September 2021, and thereafter the agreement will continue for renewable six-month periods, provided that either party can terminate the agreement on 60 days’ notice prior to the end of each renewal period. We believe there are multiple available wager platforms and odds providers that we may engage with and, as such, we believe the 60 day notice period is sufficient time to enter into an agreement with an alternate provider, should the need so arise. Nonetheless, in such event, there is no assurance that we will be able to enter into future agreements with other providers on a timely basis, which may cause interruptions in our service.”

Securities and Exchange Commission

The Company respectfully submits that the agreement with Galaxy Group is not a material agreement pursuant to Item 601(b)(10) of Regulation S-K. As disclosed in the revised risk factor above, the agreement term ends in September 2021 and is then renewable for successive six-month periods. The Company believes there are multiple providers that provide substantially similar platforms for similar pricing. As such, the Company does not believe the agreement is currently material to the Company and, accordingly, any termination of the agreement would not be material to the Company.

Our current operations are entirely dependent on our Curacao gaming license, page 14

3.       We note you revisions at page 36 in response to prior comment 5. Please revise under this heading to disclose the risk to your business, if any, that the license held by your master license holder is suspended or terminated due to actions by the master license holder or actions by another sublicensee.

Response: The disclosure in the Registration Statement has been amended as follows:

“Our current operations are entirely dependent on our Curacao gaming license, which is a sublicense of a master license, and if we do not retain such sublicense or if the holder of the master license does not retain such master license, we will not be able to operate.

The Curacao Ministry of Justice has only granted four online gaming Master Licenses. Our license is a sublicense from one of the four master license holders, Gaming Services Provider N.V. #365/JAZ. The Curacao Ministry of Justice allows an applicant for a sublicense from a Master License holder to operate under the master license holder’s license, so long as they meet certain operating and compliance criteria. These criteria must be met at the stage of application as well as on an ongoing basis. As such, so long as we maintain the requisite criteria for holding the sublicense, as a sublicensee we can enjoy the same privileges and rights that the Master License holder has, but without the ability to issue licenses.

All of our operations are conducted pursuant to the foregoing sublicense. If we are unable to maintain our gaming license for any reason, we would be unable to conduct any gaming business and our business would be materially harmed. Additionally, if the holder of the Master License was unable to maintain its Master License because it violated the terms of the Master License or because another sublicense holder committed a violation that caused the Master License holder to lose the Master License, we would be unable to conduct any gaming business and our business would be materially harmed.

In addition, under our gaming license, we can accept wagers from residents of a limited number of jurisdictions, primarily in parts of Asia and South America. In order to expand our operations in the future, particularly into the United States and many European countries, we will need to obtain gaming licenses in such jurisdictions or partner with companies already operating in such jurisdictions. We can provide no assurance that we will be able to maintain our current gaming license or obtain future gaming licenses.”

Securities and Exchange Commission

Future Products and Services, page 33

4.       We note your response to prior comment 8. While we note that you have disclosed the anticipated costs for certain initiatives, please further revise to explain how you will prioritize your efforts if you are unable to fund all initiatives at once. In addition, please discuss the relevant milestones and the current stage of development of your future products and services. In this regard, we note disclosure that you will roll-out several offerings in the first quarter of 2021. Please discuss in greater detail the current status of the roll-outs as well as the short- and long-term development plans for these offerings, including who is responsible for creating the new products and services, whether you have any experience introducing the new technology, the challenges you expect to encounter, and your continuing need for capital outlays. In addition, please provide similar cost and development disclosure about the new IP products and services described under "Our Intellectual Property and License Agreements" at page 34.

Response: The disclosure in the Registration Statement has been amended to address the Staff’s comment.

5.       We note your response to prior comment 9. Please explain how you are able to offer prices that are superior to current offerings on the market. In addition, please explain how you are able to offer more matches and new betting markets. In this regard, we note that your disclosure appears to indicate that you rely on UltraPlay for your odds and offerings and are therefore unable to offer better odds or offerings than are available generally from this third party.

Response: The disclosure in the Registration Statement has been amended to address the Staff’s comment.

6.       We note your response to prior comment 10. However, your revised disclosure in the fourth paragraph of this section remains unclear in certain respects. Specifically, please explain what it means to create a "more trading-focused experience." In addition, clarify how, and what happens when, customers request "esports wagers to be taken down by other wagering operators, not just by our own company." For the sake of clarity, your revised disclosure should define the term "business focused user," for example, whether you mean that business-focused users are corporate clients, including other betting companies and esports companies, or otherwise. In addition, please revise to explain whether it is your goal, as your disclosure appears to suggest, to collaborate with other betting companies so that you may accept larger wagers and share the associated risk with "other wagering operators.

Response: The disclosure in the Registration Statement has been amended to address the Staff’s comment.

Securities and Exchange Commission

General

7.       As noted in our prior comment 17, the resale prospectus included in this registration statement is not complete. Please revise to provide a complete prospectus or remove the resale prospectus from the registration statement.

Response: The Company respectfully advises the Staff that it believes the resale prospectus is complete. The “Explanatory Note” in the Registration Statement sets forth the following differences between the resale prospectus and IPO prospectus:

Item 1 of Form S-1. The resale prospectus portion of the Registration Statement provides for a different front cover meeting the requirements of Item 1 of Form S-1.

Item 2 of Form S-1. The IPO prospectus portion of the Registration Statement, which is part of the resale prospectus as explained in the “Explanatory Note,” provides for the requirements of Item 2 of Form S-1.

Item 3 of Form S-1. The resale prospectus portion of the Registration Statement provides for a different “Summary –The Offering” section, which, taken together with the disclosure in the IPO prospectus, meets the requirements of Item 3 of Form S-1.

Item 4 of Form S-1. The resale prospectus portion of the Registration Statement provides for a different “Use of Proceeds” section meeting the requirements of Item 4 of Form S-1.

Item 5 of Form S-1. The IPO prospectus portion of the Registration Statement, which is part of the resale prospectus as explained in the “Explanatory Note,” provides for the requirements of Item 5 of Form S-1.

Item 6 of Form S-1. The item is not applicable to the resale prospectus.

Item 7 of Form S-1. Item 7 of Form S-1 related to Selling Security Holders is included in the resale prospectus.

Item 8 of Form S-1. Item 8 of Form S-1 related to Plan of Distribution is included in the resale prospectus.

Item 9 of Form S-1. The IPO prospectus portion of the Registration Statement, which is part of the resale prospectus as explained in the “Explanatory Note,” provides for the requirements of Item 9 of Form S-1.

Item 10 of Form S-1. The IPO prospectus portion of the Registration Statement, which is part of the resale prospectus as explained in the “Explanatory Note,” provides for the requirements of Item 10 of Form S-1.

Item 11 of Form S-1. The IPO prospectus portion of the Registration Statement, which is part of the resale prospectus as explained in the “Explanatory Note,” provides for the requirements of Item 11 of Form S-1.

Items 11A-12 of Form S-1. The foregoing items are not applicable to the Registration Statement.

Item 12A of Form S-1. The required undertaking set forth in Item 510 of Regulation S-K is included in the Registration Statement.

Securities and Exchange Commission

8.       We note your response to prior comment 18. Please tell us supplementally the percentage of shares that will be held by your directors and officers upon completion of the primary offering.

Response: The Company supplementally advises the Staff that the percentage of shares that will be held by its directors and officers upon completion of the primary offering is 4.4%.

* * *

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
SCHIFF HARDIN LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures
cc:	Aaron Speach, CEO

Matt Lourie, CFO